Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Comprehensive Loss	F-5

Condensed Interim Consolidated Statements of Changes in Equity	F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 - F-21

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2016	December 31, 2015
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,067	$1,754
Restricted deposits	602	609
Trade receivables (net of allowance for doubtful accounts of $10 at June 30, 2016 and December 31, 2015)	2,932	4,038
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 4)	2,184	2,207
Other accounts receivable and prepaid expenses	498	206
Inventories (Note 5)	7,042	6,565

Total current assets	15,325	15,379

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	57	119

PROPERTY, PLANT AND EQUIPMENT, NET	3,074	3,078

Total assets	$18,456	$18,576

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2016	December 31, 2015
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	$1,322	$2,416
Trade payables	1,289	1,961
Convertible Note and Loans from shareholders, net (Note 7)	102	1,634
Other accounts payable and accrued expenses	2,858	2,846

Total current liabilities	5,571	8,857

LONG-TERM LIABILITIES:
Convertible Note and Loans from shareholders, net (Note 7)	3,052	-
Accrued severance pay and other long term liability	671	660

Total long-term liabilities	3,723	660

EQUITY:
Share capital (Note 9) -
Ordinary shares of NIS 0.015 par value - Authorized: 75,000,000 shares at June 30, 2016 and 30,000,000 shares at December 31, 2015; Issued and outstanding: 32,920,241 at June 30, 2016 and 15,898,965 at December 31, 2015, respectively.	213	146
Additional paid-in capital	85,961	82,427
Accumulated other comprehensive income	329	387
Accumulated deficit	(77,874)	(74,453)

Total RADA Electronic Industries shareholders' equity	8,629	8,507

Non-controlling interest	533	552

Total equity	9,162	9,059

Total liabilities and equity	$18,456	$18,576

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONDENSED  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2016	2015

Revenues:
Products	$4,479	$6,498
Services	1,102	1,226

	5,581	7,724
Cost of revenues:
Products	4,823	5,823
Services	454	584
	5,277	6,407

Gross profit	304	1,317

Operating costs and expenses:
Research and development,	316	399
Marketing and selling	1,060	1,086
General and administrative	950	832

Total operating costs and expenses	2,326	2,317

Operating loss	(2,022)	(1,000)

Extinguishment and amortization of shareholders' convertible loans discount and beneficial conversion feature	1,096	1,223
Other financial expenses, net	307	559
Total financial expenses, net (Note 10)	1,403	1,782

Net loss	(3,425)	(2,782)

Less: Net loss attributable to non-controlling interest	(4)	(4)

Net loss attributable to Rada Electronic Industries' shareholders	$(3,421)	$(2,778)

Basic and Diluted net loss per Ordinary share	$(0.12)	$(0.31)
Weighted average number of Ordinary shares used for computing basic and diluted net loss per share	28,992,254	8,988,396

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2016	2015

Net loss	$(3,425)	$(2,782)
Other comprehensive loss, net:
Change in foreign currency translation adjustment	(73)	19
Total comprehensive loss	(3,498)	(2,763)
Less: comprehensive income (loss) attributable to non-controlling interest	(19)	-
Comprehensive income (loss) attributable to RADA ElectronicIndustries' shareholders	$(3,479)	$(2,763)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
	Number of Ordinary	Share	Additional paid-in	other comprehensive	Accumulated	Non controlling	Total
	shares	capital	capital	income (loss)	deficit	interest	equity

Balance at January 1, 2015	8,988,396	$119	$70,884	$536	$(67,992)	$625	$4,172
Issuance of Ordinary shares, net of issuance costs of $1,070	6,910,569	27	7,403	-	-	-	7,430
Beneficial conversion feature related to convertible loans from shareholders (Note 7)	-	-	4,140	-	-	-	4,140
Net loss	-	-	-	-	(6,461)	(36)	(6,497)
Other comprehensive loss	-	-	-	(149)	-	(37)	(186)

Balance at December 31, 2015	15,898,965	$146	$82,427	$387	$(74,453)	$552	$9,059

Beneficial conversion feature related to convertible loans from shareholders (Note 7)	-	-	123	-	-	-	123
Extinguishment of convertible loan	-	-	(359)	-	-	-	(359)
Share-based compensation to employees			5	-	-	-	5
Issuance of shares and warrants, net of issuance costs of $169	17,021,276	$67	3,765	-	-	-	3,832
Net loss	-	-	-	-	(3,421)	(4)	(3,425)
Other comprehensive loss	-	-	-	(58)	-	(15)	(73)

Balance at June 30, 2016 (unaudited)	32,920,241	$213	$85,961	$329	$(77,874)	$533	$9,162

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2016	2015

Cash flows from operating activities:
Net loss	$(3,425)	$(2,782)

Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	302	338
Extinguishment and amortization expenses related to beneficial conversion feature of convertible loans	1,096	1,223
Severance pay, net	25	58
Share-based compensation to employees	5	-
Decrease (increase) in trade receivables, net	1,106	(995)
Increase in other accounts receivable and prepaid expenses	(299)	(173)
Decrease in costs and estimated earnings in excess of billings, net	23	850
Increase in inventories	(490)	(48)
Increase (Decrease) in trade payables	(702)	711
Increase (Decrease)in other accounts payable and accrued expenses	(2)	413

Net cash used by operating activities	(2,361)	(405)

Cash flows from investing activities:
Change in restricted cash, net	71	-
Purchase of property, plant and equipment	(253)	(144)
Increase (decrease) in long-term receivables and deposits	6	(11)

Net cash used in investing activities	(176)	(155)

Cash flows from financing activities:
Proceeds from (repayment of) short-term bank credit, net	(1,094)	341
Repayments of shareholder convertible loan	(2,988)	-
Issuance of shares and warrants, net	3,832	-
Proceeds from shareholder convertible loan	3,175	-

Net cash provided by financing activities	2,925	341

Effect of exchange rate changes on cash and cash equivalents	(75)	8

Increase (decrease) in cash and cash equivalents	313	(211)
Cash and cash equivalents at the beginning of the period	1,754	1,786

Cash and cash equivalents at the end of the period	$2,067	$1,575

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

		Six months ended June 30,
		2016	2015

(a)	Supplemental disclosures of cash flow activities:

	Net cash paid during the period for income taxes	$8	$8

	Net cash paid during the period for interest	$273	$22

(b)	Non-cash transactions

	Purchase of property, plant and equipment in credit	$30	$6
	Transfer of inventory to property, plant and equipment	$13	$260

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-         GENERAL

a.	RADA Electronic Industries Ltd. (the "Company") is an Israeli based defense electronics contractor that specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles, ("UAVs"), store management systems and interface computers) and land radar for defense forces and border protection applications (active protective systems for armored fighting vehicles, hostile fire detection and perimeter surveillance). The Company also provides test and repair services using its CATS testers and test program sets for commercial aviation electronic systems mainly through its Chinese subsidiary.

The Company operates a test and repair shop using its Automated Test Equipment ("ATE") products in Beijing, China, through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or the "subsidiary"). CACS was established with a Chinese third party, which owns the remaining 20% equity interest.

The Company is organized and operates as one operating segment.

b.	Revenues from major customers accounted for 46% and 64% of total revenues for the six month periods ended June 30, 2016 and 2015, respectively (see Note 11c).

c.	Liquidity and Capital Resources:

Since incorporation, the Company incurred an accumulated deficit of $77,874.

On May 15, 2016, the Company's shareholders approved an investment transaction with a new investor (the "Investor") according to which the investor has become a controlling shareholder of the Company and the Company issued 17,021,276 Ordinary shares, in consideration for the aggregate amount of approximately $4,000, or a price per each share of $0.235 (the "Initial Investment”). The Company have also issued to the Investor, warrants to purchase: (i) 8,510,638 additional Ordinary shares at an exercise price per Ordinary share of $0.235 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 24 months following the date of the Initial Investment and (ii) warrants to purchase an additional 7,272,727 Ordinary shares at an exercise price per Ordinary share of $0.275 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 48 months following the date of the Initial Investment (collectively: the "Warrants").

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

In addition, as part of the investment transaction, the Investor has agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to existing shareholders due on August 31, 2016.

During the term of the loan, the Investor will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary shares, par value NIS 0.015, at a price per share equal to the lower of: (i) $1.20, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company's Ordinary shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less  than $0.235.

On June 16, 2016, the Company obtained the loan from the Investor and repaid the outstanding loan balance in the amount of $2,988 including accrued interest of $247 to its former controlling shareholder.

As of June 30, 2016 , the Company's cash position (cash and cash equivalents) totaled approximately $2,067. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from existing and anticipated orders in 2016, current credit facilities available, the abovementioned Initial Investment and cash outlays for operating expenses and capital expenditures. Management believes that these funds, together with its existing operating plan, are sufficient for the Company and its subsidiary to meet its obligations as they come due and to support its operations into the third quarter of 2017.

NOTE 2:-	UNAUDITED INTERIM FINANCIAL INFORMATION

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Article 10 of U.S. Securities and Exchange Commission Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments except as otherwise discussed) considered necessary for a fair presentation have been included

Operating results for the three and six month periods ended June 30, 2016, are not  necessarily indicative of the results that may be expected for the year ending December 31, 2016.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements of the Company as of December 31, 2015, set forth in the Company's Annual Report on Form 20-F as filed with the U.S. Securiteis and Exchange Commission on May 16, 2016, except for the following:

a.	Accounting for share-based compensation:

The Company accounts for share-based payment in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statement of operations.

The fair value for the Company's stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Six months ended June 30,	Six months ended June 30,
	2016	2015

Dividend yield	0%	-
Risk-free interest rate	1.17%	-
Expected term (in years)	4.5	-
Volatility	76.13%	-
Forfeiture rate	10%	-

The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to changes in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company's share.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under Staff Accounting Bulleting No. 110, which is the mid point between the vesting date and the end of the contractual of the option.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Recently Issued Accounting Standards:

ASU 2016-09 - Stock Compensation (Topic 718):
In March 2016, the FASB issued ASU 2016-9, “Stock Compensation (Topic 718) – Improvements to Employee Share-Based Payment Accounting”. This guidance simplifies various aspects related to how share-based payments are accounted for and presented in the financial statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

ASU 2014-09 - Revenue from Contracts with Customers (Topic 606):
In April 2016, the FASB issued ASU 2016-10, which clarifies the implementation guidance on identifying promised goods or services and on determining whether an entity's promise to grant a license with either a right to use the entity's intellectual property (which is satisfied at a point in time) or a right to access the entity's intellectual property (which is satisfied over time). The guidance is effective for the interim and annual periods beginning on or after December 15, 2017, or January 1, 2018, for the Company (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

NOTE 4:-	CONTRACTS IN PROGRESS

Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as liabilities. Summarized below are the components of the amounts:

Costs and estimated earnings in excess of billings on uncompleted contracts:

	June 30,	December 31,
	2016	2015
	Unaudited

Costs incurred on uncompleted contracts	$20,032	$19,167
Estimated earnings	6,755	6,465

	26,787	25,632

Less - billings and progress payments	24,603	23,425

Costs and estimated earnings in excess of billings on uncompleted contracts	$2,184	$2,207

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	INVENTORIES

	June 30,	December 31,
	2016	2015
	Unaudited

Raw materials and components	$3,030	$3,169
Work in progress, net *)	2,763	2,087
Finished goods	1,249	1,309

	$7,042	$6,565

*) Net of provision for losses on long-term contracts as of June 30, 2016 and December 31, 2015, in the amount of $27 and $27, respectively.

NOTE 6:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial instruments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The carrying amount of cash and cash equivalents, restricted deposits, trade receivables, other accounts receivable, bank credit and current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents the Company's assets measured at fair value on a recurring basis at June 30, 2016 and 2015:

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$3	$-	$3

Total	$-	$3	$-	$3

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$56	$-	$56

Total	$-	$56	$-	$56

NOTE 7:-	BANK CREDIT AND LOANS

A.	Loans and convertable note from shareholders:

	June 30,	December 31,
	2016	2015
	Unaudited

Convertible note from shareholders	$3,277	$3,090
Less: debt discount	(123)	(1,456)

	$3,154	$1,634

In May 2016, as part of the investment transaction (see Note 1c), the Investor has agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to existing shareholders due on August 31, 2016.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	BANK CREDIT AND LOANS (Cont.)

A.	Lons and convertable note from shareholders (Cont.):

On June 16, 2016, the Company obtained the loan from the Investor and repaid an outstanding loan balance in the amount of $2,988 including accrued interest of $247 to its former controlling shareholder.

The convertible loan bears interest of LIBOR+6%, which shall be paid on a quarterly basis.

During the term of the loan, the Investor will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary shares, par value NIS 0.015, at a price per share equal to the lower of: (i) $1.20, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company's Ordinary shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less  than $0.235.

The Company accounted for the repayment of the then outstanding loan as extinguishment of convertible debt instrument with beneficial conversion feature in accordance with ASC 470-20-40-3. As a result, the Company recorded the amount  of the requisition price to be allocated to the repurchase of the beneficial conversion feature in the amount of $359 against additional-paid-in capital and recognized a loss from extuinguishment of $37. In addition, the Company recorded  a beneficial conversion feature related to the June 2016  convertible loan as debt discount in the amount of $123. The discount is amortized over the term of the convertible loan using the interest method.

B.	Bank Credit:

	June 30,	December 31,
	2016	2015
	Unaudited
Bank Credit	$1,322	$2,416

The Company has an annual line of bank credit of $750 which was fully utilized as of June 30, 2016, and a line of credit for customers performance guarantees of approximately $625. As of June 30, 2016 the Company utilized $646.

In addition, the Company may secure borrowing with one of its banks against specific accounts receivables of up to $2,250. As of June 30, 2016, the Company secured borrowings against specific accounts receivables in the amount of $546 and short term loan of $26.

The annual average interest rate on the lines of credit is 3.5% at June 30, 2016.

The guarantees are secured by a first priority floating charge on all of the Company's assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).

The agreements with the banks prohibit the Company from: (i) selling or otherwise transferring any assets except in the ordinary course of business, (ii) placing a lien on the Company's assets without the bank's consent, or (iii) declaring dividend to its shareholders

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Office of the Chief Scientist of Israel ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of June 30, 2016, the Company received total grants from the OCS in the amount of $5,545 including LIBOR interest. The total amount of royalties charged to operations for the priode ended June 30, 2016 and 2015 was approximately $50 and $28, respectively. As of June 30, 2016, the Company's contingent liability for royalties, net of royalties paid or accrued, totaled approximately $1,471. Research and development grants received from the OCS, amounted to $0, $0 in the period ended June 30, 2016 and 2015, respectively.

b.	Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Foundation ("BIRD-F"). The Company is committed to pay royalties to the BIRD-F at a rate of 5% of sales proceeds generating from projects for which the BIRD-F provided funding up to 150% of the sum financed by the BIRD-F.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of June 30, 2016, the Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $2,066. Since the Company had stated to BIRD-F that no revenues were generated from the funded projects, BIRD-F agreed that no royalties are due until future revenues, if any, are received. No royalties were charged to operations for the six month periods ended June 30, 2016  and 2015.

c.	The Company's offices in Netanya, Israel, are leased under a non-cancelable operating lease expiring on January 31, 2018. In addition, the Company's motor vehicles are leased under operating leases.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Annual minimum future rental commitments under these leases, at exchange rates in effect on June 30, 2016, are approximately as follows:

2017	$621
2018	338
2019	39

$998

Lease expense for the six months periods ended June 30, 2016 and 2015, were  $330 and $354, respectively.

d.	Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors, including its shareholders.

e.	The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of June 30, 2016, is approximately $646.

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	Equity transactions:

On July 30, 2015, the Company announced the closing of an underwritten public offering of 6,910,569 Ordinary shares, offered at a price to the public of $1.23 per share.

On May 15, 2016, the Company's shareholders approved an investment transaction with a new investor according to which the investor became a controlling shareholder of the Company and the Company issued 17,021,276 Ordinary shares and Warrants (see Note 9c), in consideration for the aggregate amount of approximately $4,000.

b.	Stock option plans:

In April 2015, the Company's Board of Directors approved the adoption of 2015 Share Option Plan (the "Plan"), which authorized the grant of options to purchase up to an aggregate of 3,000,000 Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plan expire within a maximum of ten years from adoption of the plan.

Each award agreement will provide the schedule under which such awards may be exercised (“Vesting Schedule”). The Vesting Schedule of an award will be determined by the Administrator provided that (to the extent permitted under Applicable Law) the Administrator, in its absolute discretion, shall have the authority to accelerate the vesting of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. Subject to the Vesting Schedule, Awards may be exercised into Award Shares during the ten (10) year period from the adoption date of the Plan unless otherwise determined by the Administrator (to the extent permitted under Applicable Law and the Plan).

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

In June 2016, the Company granted options to certain employees and officers of the Company, to purchase a total 1,968,750 Ordinary shares at an exercise price of $0.45 per share. The options will vest as follows: 25% of the options granted to each employee will vest in June 2017, additional 75% shall vest in three equal annual installments of 25% each. These option shall be exercisable for 48 months following the date of the vesting.

As of June 30, 2016, 1,031,250 options are available for future grant under the Plan.

A summary of the Company’s activity for options granted to employees and directors under its 2016 incentive option plan is as follows:

	Six months ended June 30, 2016
	(Unaudited)
	Number of options	Weighted average exercise price	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	-	$-
Granted	1,968,750	0.45
Exercised	-	-
Forfieted	-	-

Outstanding at the end of the period	1,968,750	$0.45	$237

Exercisable	-	-	-

Vested and expected to vest	1,771,875	$0.45	$230

Intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on June 30, 2016. This amount changes based on the fair market value of the Company’s Ordinary share.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

During the six month periods ended June 30, 2016, the Company recognized stock-based compensation expense related to employees and directors stock options in the amount of $5, as follows:

	Six months ended June 30,	Six months ended June 30,
	2016	2015
	Unaudited	Unaudited
Cost of revenues	3	-
Marketing and selling	1	-
General and administrative	1	-
	5	-

Unamortized compensation expenses related to employees and directors stock options to be recognized over an average time of approximately 3.5 years is approximately $543.

c.	Warrants:

On May 18, 2016, the Company issued to the Investor (see Note 1c),  warrants to purchase: (i) 8,510,638 additional Ordinary shares at an exercise price per Ordinary share of $0.235 (resulting in an aggregate exercise price of $2,000), exercisable for a period of 24 months following the date of the Initial Investment and (ii) warrants to purchase an additional 7,272,727 Ordinary shares at an exercise price per Ordinary share of $0.275 (resulting in an aggregate exercise price of $2,000), exercisable for a period of 48 months following the date of the Initial Investment.

On May 18, 2016, as part of the investment transaction, the Company issued to a consultant, 1,021,276 warrants to purchase Ordinary shares at an exercise price per Ordinary share of $0.235 (resulting in an aggregate exercise price of $240), exercisable for a period of 18 months following the date of the Initial Investment.

The Company's  outstanding warrants as of June 30, 2016, are as follow:

Issuance date	Outstanding and exercisable	Excersice price	Exercisable through

May 18, 2016	8,510,638	0.235	May 18, 2018
May 18, 2016	7,272,727	0.275	May 18, 2020
May 18, 2016	1,021,276	0.235	November 18, 2017

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2016	2015
	Unaudited
Income:

Foreign currency exchange differences	$19	$210
Interest on cash equivalents and restricted deposits	6	2

	(25)	(212)
Expenses:

Extinguishment and amortization of shareholders' convertible loans discount and beneficial conversion feature	1,096	1,223
Interest on shareholders' convertible loans	151	374
Withholding taxes on interest of convertible loans from shareholders	45	82

Bank commissions and others	71	63
Foreign currency exchange differences	42	247
Interest on loans from banks and other credit balances	23	5

	1,428	1,994

Total financial expenses, net	1,403	1,782

NOTE 11:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	In accordance with Statement of ASC 280, "Segment Reporting", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems (see also Note 1a).

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Six months ended
	June 30,
	2016	2015
	Unaudited

Israel	$2,904	$2,743
Asia	1,064	1,940
North America	630	2,271
Latin America	860	770
Europe	123	-

Total	$5,581	$7,724

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Six months ended
	June 30,
	2016	2015
	Unaudited

Customer A	19	21
Customer B	15	6
Customer C	8	13
Customer D	4	13
Customer E	(*	11

*)	Less than 1%